UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of March 2018 (Report No. 1)

Commission File Number: 000-51694

Perion Network Ltd.
(Translation of registrant's name into English)

1 Azrieli Center, Building A, 4th Floor
26 HaRokmim Street, Holon, Israel 5885849
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

EXPLANATORY NOTE

On March 4, 2018, Mr. Alan Gelman, the Company’s chairman of the board of directors, notified the Company that due to his desire to pursue other opportunities, he will step down from his position as the Company’s chairman of the board as well as a director no later than May 4, 2018. Mr. Gelman has been a director since 2011. The Company thanks Mr. Gelman for his service with the Company.

This Report on Form 6-K of the registrant consists of the following documents, which are attached hereto and incorporated by reference herein and into the registrant's Registration Statements on Form F-3 (File Nos. 333-208785 and 333-195794) and Form S-8 (File Nos. 333-208278, 333-203641, 333-193145, 333-192376, 333-188714, 333-171781, 333-152010, 333-133968 and 333-216494).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PERION NETWORK LTD.

By:	/s/ Maoz Sigron
Name: Maoz Sigron
Title: Chief Financial Officer

Date: March 5, 2018